Exhibit 10.20

THIRD AMENDMENT TO EXECUTIVE EMPLOYMENT AGREEMENT

        This Amendment is made as of the 3rd day of September 2002, between THERAGENICS CORPORATION, a Delaware Corporation (the “Company”) and BRUCE W. SMITH (the “Executive”).

INTRODUCTION

        The Company and the Executive are parties to that certain executive employment agreement dated January 1, 1999, amendment to executive employment agreement dated June 29, 1999 and second amendment to executive employment agreement dated June 15, 2001 (hereinafter collectively referred to as the “Executive Employment Agreement”). The parties now desire to amend the Executive Employment Agreement to provide as follows:

        NOW THEREFORE, the parties amend the Executive Employment Agreement as follows:

1.     By substituting the following for Section 4(f):

    (f)        Certain Terminations in Connection with a Change in Control. If, within ninety (90) days preceding or within one year following a Change in Control, either the Company terminates the Executive’s employment without Cause or the Executive terminates his Employment for any reason before notification by the Company to the Executive that the Executive’s Employment will be terminated for Cause, the Company shall be obligated to pay the Executive an amount equal to whichever of the following results in the Executive receiving a larger after-tax amount: (i) three (3) times the Executive’s annual base salary at the time of termination of employment or (ii) if less than three times the Executive’s annual base salary at the time of termination of employment, then the largest amount that could be paid to the Executive, which will not result in a nondeductible “parachute payment” under Section 280G of the Internal Revenue Code. Such amount shall be paid to the Executive ratably over two (2) years following termination.

        Except as specifically amended hereby, the Executive Employment Agreement shall remain in full force and effect as prior to this Amendment.

IN WITNESS WHEREOF, the Company and the Executive have each executed and delivered this Amendment as of the date first shown above.

      THE COMPANY:

THERAGENICS CORPORATION

By: /s/ M. Christine JacobsTitle:
President, Chairman & CEO

ATTEST:

/s/ Tracy Culver

Title: Secretary

      [CORPORATE SEAL]

      EXECUTIVE:

By: /s/ Bruce W. Smith